
07006763

PROCESSED APR 17 2007 THOMSON FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMS Number:	3235.0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROADMARK CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 UNIVERSITY ST, STE 2800

SEATTLE	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH L. SCHOCKEN (206) 623-1200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN, PLLC
(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2007
WASH, D.C.
213
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH L. SCHOCKEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROADMARK CAPITAL, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NATALIE R. SCANTLEN
COMMISSION EXPIRES
NOTARY
PUBLIC
11-18-09
STATE OF WASHINGTON

Signature

PRESIDENT
Title

Natalie R Scantlen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

BROADMARK CAPITAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006

C O N T E N T S



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member
Broadmark Capital, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Broadmark Capital, LLC as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadmark Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

February 2, 2007

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

BROADMARK CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash	$	661,451
Accounts receivable, net of doubtful accounts of $18,075		1,727
Due from related parties		93,885
Prepaid expenses		14,452
Property and equipment, at cost, net of accumulated depreciation of $39,948		14,230
Deposits		560
	$	786,305

LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	23,843
Subordinated notes payable to related parties		81,600
Total liabilities		105,443
Member's equity		680,862
	$	786,305

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2006

Revenues	
Fee income	$ 1,685,123
Interest Income	7,536
Other	7,580
	1,700,239
Expenses	
Wages	313,503
Rent	108,228
Professional fees	73,664
Payroll taxes and benefits	49,141
Travel and entertainment	35,319
Local taxes	29,924
Office expense	23,098
Bad debt	20,984
Regulatory and trading fees	18,214
Auto expense	18,124
Telephone	15,009
Repair and maintenance	12,274
Advertising	10,000
Interest	8,118
Depreciation	8,045
Loss on sale of assets	3,450
Dues and subscription	2,718
Insurance	2,156
Education	1,574
Other	2,839
	756,382
Net Income	**$ 943,857**

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2006

Balance, December 31, 2005	$	57,305
Net income		943,857
Contributions by member-owner, cash		30,000
Distribution to member-owner in the form of warrants (at estimated fair value)		(300)
Cash distributions		(350,000)
Balance, December 31, 2006	$	680,862

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net income	$ 943,857
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation	8,045
Warrants received for fee income	(300)
Loss on disposal of assets	3,450
Change in operating assets and liabilities	
Accounts receivable	51,111
Due to/from related parties	(94,008)
Prepaid expenses and deposits	10,392
Accounts payable	(10,438)
Net cash flows from operating activities	912,109
Cash Flows from Investing Activity	
Purchase of fixed assets	(1,671)
Cash Flows from Financing Activities	
Member capital contributions	30,000
Distributions to members	(350,000)
Net cash flows from financing activities	(320,000)
Increase in Cash	**590,438**
Cash, beginning of year	71,013
Cash, end of year	$ 661,451

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Broadmark Capital, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company has an office in Seattle, Washington. It had an office in New York, New York, but this office was closed in June 2006.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested into it. The Company has a single member-owner called Broadmark Holdings, LLC. Broadmark Holdings, LLC has a single member-owner called Tranceka, LLC ("Tranceka").

The Company's fee income is earned by locating investors for companies and performing other business advisory services. Approximately 83% of fee income was earned from three companies in 2006.

Fees associated with locating investors for companies are recognized when the services are completed. Fees associated with business advisory services are recognized on a straight-line basis over the term of the services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in banks. On occasion, the Company has deposits in excess of federally insured limits.

Accounts Receivable

Accounts receivable represent advances of expenses to current and potential customers. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance.

Property and Equipment

Depreciation of property and equipment is recognized on the straight-line basis over the estimated lives of the assets ranging from three to seven years.

Income Taxes

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member-owner.

Advertising

Advertising is expensed as incurred.

Note 2. Related Party Transactions

The Company pays various office expenses each month on behalf of a company which is owned, in part, by Tranceka. The Company is reimbursed every month for these expenses. The total expenses reimbursed by this company were $26,746 in 2006.

The Company has a receivable for approximately $82,000 from a customer. This amount is also included in fee income. The Company's president is on this company's board of directors. In addition, the Company has miscellaneous other receivables from related parties amounting to $11,885. Accordingly, total related party receivables are $93,885.

Note 3. Subordinated Notes Payable to Related Parties

The subordinated notes payable are due to an officer of the Company ($15,000) and the Company's member-owner ($66,600). The notes are unsecured, bear interest at 10%, and are due on April 30, 2008. Interest expense incurred (and paid) on these notes in 2006 was $8,118.

Note 4. Operating Lease

The Company leases one office under a noncancelable operating lease. The following is a schedule of future minimum rental payments required under the lease for the years ending December 31:

Year	Amount
2007	$ 93,612
2008	93,612
2009	70,209
	$ 257,433

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2006, the required minimum net capital was $5,000. The Company had computed net capital of $624,554 at December 31, 2006, which was in excess of the required net capital level by $619,554. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was .04 to 1.

Note 6. Subsequent Event

On January 24, 2007, the Company's member-owner withdrew $235,000 from the Company.

SUPPLEMENTARY INFORMATION

BROADMARK CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2006

COMPUTATION OF NET CAPITAL

Member's equity		$ 680,862
Liabilities subordinated to claims of general creditors		81,600
Deductions		
Petty cash	$ 200	
Unsecured receivables from noncustomers	95,612	
Prepaid expenses	14,452	
Property and equipment	14,230	
Deposits and other	560	(125,054)
Haircuts on security positions money market accounts		(12,854)
Net capital		624,554
Minimum net capital		5,000
Excess net capital		$ 619,554

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ 23,843
Total aggregate indebtedness	$ 23,843

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Percentage of aggregate indebtedness to net capital	4%
Ratio of aggregate indebtedness to net capital	0.04 to 1

BROADMARK CAPITAL, LLC

SCHEDULE II – RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2006

Net capital per the broker's unaudited Focus Report, Part IIA	$	637,408
Adjustment to deduct haircut on money market account		(12,854)
Net capital as audited	$	624,554

BROADMARK CAPITAL, LLC

SCHEDULE III – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2006

Balance, December 31, 2005	$	81,600
Loans/Repayments		-
Balance, December 31, 2006	$	81,600



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Broadmark Capital, LLC
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Broadmark Capital, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Broadmark Capital, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Broadmark Capital, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Broadmark Capital, LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of Broadmark Capital, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which Broadmark Capital, LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency (which is a control deficiency, or a combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Broadmark Capital, LLC's practices and procedures were adequate at December 31, 2006, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of the Broadmark Capital, LLC management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

February 2, 2007

END